Filed by First Niagara Financial Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: NewAlliance Bancshares, Inc.
SEC Registration Statement No.: 001-32007

Merger wheels are turning

It’s been just over a week since we announced our intentions to join forces with First Niagara, but the wheels have already begun turning on putting these two great banks together. This is part of our ongoing communications you’ll be getting to keep you informed about the progress.

This week, an integration team has been formed headed by First Niagara Executive Vice President Frank Polino and comprised of representatives from all functional areas of both companies. This team will work together to ensure a smooth and timely joining of operations once the transaction is complete and all regulatory and shareholder approvals are obtained.

There’s a lot of work to be done in the coming weeks and months, but the outcomes we’re expecting are incredibly exciting. By joining together, especially at a time when so many other banks are struggling, we have an opportunity to create something truly special. Our ambition is not just to be bigger, but to be better and:

•	to re-define what it means to be a great community bank

•	to strive to elevate the part we’re playing in helping to restore faith in the financial industry

•	to open up new opportunities for every one of our most important audiences – from our customers to our shareholders to our community partners to you, our employees.

That said, we recognize that some of you may be feeling uncertain about your future roles in the combined company. Bottom line, as in any merger, there will be some job reductions, but they will be contained just to certain areas of the bank’s back-office functions, and every effort will be made to identify alternative employment opportunities within the bank for those affected by redundancies. Remember that a key reason why First Niagara and NewAlliance came together is because of the depth of talent that is here. A main objective of the leadership of the combined bank is to retain the talent we need to take the bank to the next level. Moreover, First Niagara’s ambition is to grow the bank in New England, so we ultimately expect to be adding jobs, and creating new paths and options as you advance in your careers.

Still, change is difficult. You’ve likely seen some of the press coverage of the last two weeks, and we expect it may continue for some time. We will continue to express to the media the benefits that our combined bank will bring to our customers and community. As a reminder, if you are approached by anyone from the media, please refer them to Paul McCraven, NewAlliance SVP Community Development at 203-784-5001.

More updates will be coming soon. In the meantime, thank you for your commitment, your resolve and your continued positive approach to your role here at NewAlliance.

[sidebar]
Meet Frank Polino
Frank has been Executive Vice President, Operations at First Niagara since February 2008. Prior to that, he served as Interim Executive Vice President of Consumer Banking since May 2007 and Executive Vice President and Chief Information Officer since February 2001. He has had a lead role in all of First Niagara’s transactions, including Harleysville and National City. If you have not yet had the chance to meet Frank yet, you should shortly. The team he is leading consists of representatives from all lines of business and many back-office departments from both banks.

Coming soon
A central Sharepoint site where you can access all up-to-date merger and integration information at any time.

In connection with the proposed merger, First Niagara Financial Group, Inc. (“FNFG”) will file with the SEC a Registration Statement on Form S-4 that will include a Proxy Statement of NewAlliance Bancshares, Inc. (“NewAlliance”) and a Prospectus of FNFG, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the Proxy Statement/Prospectus, as well as other filings containing information about FNFG and NewAlliance at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from FNFG at www.fnfg.com under the tab “Investor Relations” and then under the heading “Documents” or from NewAlliance by accessing NewAlliance’s website at www.newalliancebank.com under the tab “Investors” and then under the heading “SEC Filings.”

FNFG and NewAlliance and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of NewAlliance in connection with the proposed merger. Information about the directors and executive officers of FNFG is set forth in the proxy statement for FNFG’s 2010 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 19, 2010. Information about the directors and executive officers of NewAlliance is set forth in the proxy statement for NewAlliance’s 2010 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 11, 2010. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. You may obtain free copies of this document as described in the preceding paragraph.

Forward-Looking Statements

Certain statements contained in this release that are not statements of historical fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the “Act”), notwithstanding that such statements are not specifically identified as such. In addition, certain statements may be contained in our future filings with the Securities and Exchange Commission, in press releases, and in oral and written statements made by us or with our approval that are not statements of historical fact and constitute forward-looking statements within the meaning of the Act. Examples of forward-looking statements include, but are not limited to: (i) projections of revenues, expenses, income or loss, earnings or loss per share, the payment or nonpayment of dividends, capital structure and other financial items; (ii) statements of our plans, objectives and expectations or those of our management or Board of Directors, including those relating to products or services; (iii) statements of future economic performance; and (iv) statements of assumptions underlying such statements. Words such as “believes,” “anticipates,” “expects,” “intends,” “targeted,” “continue,” “remain,” “will,” “should,” “may” and other similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

Forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from those in such statements. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to: local, regional, national and international economic conditions and the impact they may have on us and our customers and our assessment of that impact, changes in the level of non-performing assets and charge-offs; changes in estimates of future reserve requirements based upon the periodic review thereof under relevant regulatory and accounting requirements; the effects of and changes in trade and monetary and fiscal policies and laws, including the interest rate policies of the Federal Reserve Board; inflation, interest rate, securities market and monetary fluctuations; political instability; acts of war or terrorism; the timely development and acceptance of new products and services and perceived overall value of these products and services by users; changes in consumer spending, borrowings and savings habits; changes in the financial performance and/or condition of our borrowers; technological changes; acquisitions and integration of acquired businesses; the ability to increase market share and control expenses; changes in the competitive environment among financial holding companies and other financial service providers; the quality and composition of our loan or investment portfolio; the effect of changes in laws and regulations (including laws and regulations concerning taxes, banking, securities and insurance) with which we and our subsidiaries must comply; the effect of changes in accounting policies and practices, as may be adopted by the regulatory agencies, as well as the Public Company Accounting Oversight Board, the Financial Accounting Standards Board and other accounting standard setters; changes in our organization, compensation and benefit plans; the costs and effects of legal and regulatory developments, including the resolution of legal proceedings or regulatory or other governmental inquiries and the results of regulatory examinations or reviews; greater than expected costs or difficulties related to the opening of new branch offices or the integration of new products and lines of business, or both; and/or our success at managing the risk involved in the foregoing items.

Forward-looking statements speak only as of the date on which such statements are made. We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events.

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